CHINA YUCHAI INTERNATIONAL LIMITED

16 RAFFLES QUAY

#26-00 HONG LEONG

BUILDING SINGAPORE 048581

Exhibit 99.2

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 9:00 p.m. Eastern Time on Friday, August 4, 2023. Have your proxy form in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 9:00 p.m. Eastern Time on Friday, August 4, 2023. Have your proxy form in hand when you call and then follow the instructions.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
	V20112-P96942	KEEP THIS PORTION FOR YOUR RECORDS
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DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

CHINA YUCHAI INTERNATIONAL LIMITED The Board of Directors recommends you to vote FOR the following Ordinary Business:	For All	Withhold All	For All Except

3a. To re-elect the following Directors retiring pursuant to Bye-law 4(2) of the Bye-laws of the Company to hold office until the next annual general meeting of the Company:	☐	☐	☐

Nominees:

01) Mr Kwek Leng Peck 05) Mr. Li Hanyang
02) Mr Gan Khai Choon 06) Mr. Wu Qiwei
03) Mr. Stephen Ho Kiam Kong 07) Mr. Xie Tao
04) Mr. Hoh Weng Ming 08) Mr. Neo Poh Kiat

To withhold authority to vote for any individual nominee(s), mark “For All Except” and write the number(s) of the nominee(s) on the line below.

	For		Withhold

3b. To elect Mr. Wong Hong Wai pursuant to Bye-law 4(2) of the Bye-laws of the Company to hold office as a Director until the next annual general meeting of the Company.	☐		☐

	For	Against	Abstain

1. To receive and adopt the audited financial statements and independent auditors’ report for the financial year ended December 31, 2022.	☐	☐	☐

2.  To approve an increase in the limit of the Directors’ fees as set out in Bye-law 10(11) of the Bye-laws of the Company from US$250,000 to US$540,000 for the financial year 2022 (Directors’ fees paid for the financial year 2021 was US$538,493).

	☐	☐	☐

4.  To authorize the Board of Directors to appoint up to the maximum of 11 Directors or such maximum number as determined from time to time by the shareholders in general meeting to fill any vacancies on the Board.

	☐	☐	☐

5. To re-appoint Ernst & Young LLP as independent auditors of the Company and to authorize the Audit Committee to fix their remuneration.	☐	☐	☐

The Board of Directors recommends you to vote FOR the following Special Business.	For	Against	Abstain

6. To approve the following amendments to the Bye-laws of the Company:	☐	☐	☐

(i) to insert a new definition of “Treasury Shares” in Bye-law 1 as Bye-law 1(12A) immediately after the existing Bye-law 1(12) as follows:

“(12A) Treasury Share” means a share of the Company that was or is treated as having been acquired and held by the Company and has been held continuously by the Company since it was so acquired and has not been cancelled;”

(ii)  to amend the existing Bye-law 34A(2) to read as follows:

“(2) Subject to the provisions of the Act and these Bye-laws, the Company may from time to time by resolution of the Board purchase its own shares for cancellation or acquire them as Treasury Shares in accordance with the Act at such prices and on such terms and conditions as the Board may determine. Notwithstanding any other provision of these Bye-laws, all the rights attaching to a Treasury Share shall be suspended and shall not be exercisable by the Company while it holds such Treasury Share and, except where required by the Act, all Treasury Shares shall be excluded from the calculation of any percentage or fraction of the share capital or shares of the Company.”

Please sign exactly as your name(s) appear(s) hereon within the box. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature/Common Seal [PLEASE SIGN WITHIN BOX]	Date	Signature/Common Seal (Joint Owners)	Date

IMPORTANT – Please read the following notes before completing this form

1.

You may appoint a proxy who need not be a Member of the Company by inserting the proxy’s name on this proxy form in the space provided. If you do not enter a name in the space provided, the Chairman or such other person as he may designate will be authorized to act as your proxy.

2.

A Member is entitled to appoint one or more proxies to attend and vote in his stead. Where a member appoints more than one proxy, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy. For ease of administration, we would request members not to appoint more than two proxies.

3.

The Company shall be entitled to reject a proxy form which is incomplete, improperly completed or illegible. If the true intentions of the appointor are not ascertainable from the instruction of the appointor specified on the proxy form and in relation to any other matter which may come before the Meeting, the proxy shall be entitled to vote in his/her discretion.

4.	In the case of a corporation, this proxy must be executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign.

5.

To be valid, this proxy and the power of attorney or other authority (if any) under which it is signed, must be lodged with the Company at 16 Raffles Quay, #26-00 Hong Leong Building, Singapore 048581, Republic of Singapore OR Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 not less than 48 hours before the time appointed for the Meeting, that is no later than 9.00 a.m. on Saturday, August 5, 2023 (Singapore Time) or 9.00 p.m. on Friday, August 4, 2023 (New York Time).

6.

In the case of joint holders of any share, this proxy may be signed by any one of such joint holders. At the Meeting, the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

7.	Pursuant to the Bye-laws of the Company, no resolution of Members may be passed without the affirmative vote of the Special Share cast by the holder of the Special Share.

8.

By resolution of the Board, only Members entered in the Register of Members of the Company at the close of business on June 21, 2023 (New York time) are entitled to receive notice of and to attend and vote at the Meeting.

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:

Notice of Annual General Meeting and Annual Report are available at www.proxyvote.com.

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V20113-P96942

CHINA YUCHAI INTERNATIONAL LIMITED ANNUAL GENERAL MEETING OF SHAREHOLDERS AUGUST 7, 2023, 9:00 A.M.

I/We,                                          of                                          being (a) shareholder(s) of China Yuchai International Limited (the “Company”), hereby appoint Name:                                          and/or                                          with Passport Number:                                          and/or                                          of Address:                                          and/or                                          holding Proportion of shareholding (%):              and/or              or failing him/her, the Chairman of the Meeting or such other person as he may designate as my/our proxy(ies) to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held at Grand Copthorne Waterfront Hotel Singapore, 392 Havelock Road, Singapore 169663 on Monday, August 7, 2023 at 9:00 a.m. (Singapore Time), and at any adjournment thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations.

Address changes and comments can be directed to the Company’s Investor Relations at cyd@bluefocus.com.

Continued and to be signed on reverse side